EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

December 29, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jeff Gordon

Re:	EZGO Technologies Ltd.
Registration Statement on Form F-1
Filed October 28, 2020, as amended
File No. 333-249687

Dear Mr. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EZGO Technologies Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on December 31, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jianhui Ye
Jianhui Ye
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP